22004495

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SEC Mail Processing
FEB 2 8 2022
Washington, DC

SEC FILE NUMBER
8-66367

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAWSON JAMES Securities, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 North Federal Highway, SUITE 600
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin S. Kurtz (Name) (561)208-2907 (Area Code – Telephone Number) kkurtz@dawsonjames.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

October 2003 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin S Kurtz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dawson James Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
EVELYN S. HONG
Commission # GG 351392
Expires August 9, 2023
Bonded Thru Budget Notary Services

Signature: Kevin S. Kurtz

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

Basis for Opinion

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

We have served as Dawson James Securities, Inc.'s auditor since 2004.

Denver, Colorado
February 22, 2022

Member of msi Global Alliance
Independent Legal & Accounting Firms

DAWSON JAMES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents (Note 1)	$	5,041,727
Due from clearing brokers		2,365,481
Securities owned, at fair value (Note 5)		714,117
Due from affiliates (Note 3)		2,157,744
Other receivables, net of allowance for doubtful accounts of $200,051		469,329
Prepaid expenses		34,377
Furniture and equipment at cost, net of accumulated depreciation of $295,305		83,384
Right to use Assets (Note 3)		983,257
Other assets		526,727
	$	**12,376,143**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	301,006
Lease Liabilities		991,302
Commissions and salaries payable		555,937
Deferred income		277,725
Total liabilities		2,125,970
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding		1
12.5% Series C Cumulative Preferred Stock; $.001 par value; 19.78 shares issued and outstanding. Stated value $50,000 per share (Note 7)		989,000
Additional paid-in capital		3,321,028
Retained earnings		5,940,144
Total shareholder's equity		10,250,173
	$	**12,376,143**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Dawson James Securities, Inc. (the "Company") was incorporated on July 30, 2002 as a Florida Corporation. The Company began operations as a securities broker-dealer registered with the Securities Exchange Commission in August 2004 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals mainly in equity securities. The Company is owned 100% by its parent, Ark Financial Services, Inc. (the "Parent").

The Company, under Rule 15c3-3 (k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, those firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Transactions

Securities owned by the Company (substantially all common stock) and securities sold, not yet purchased ("short securities"), are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis. Other income is recognized when earned.

Revenue

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

For revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied before revenue can be recognized. In such instances, revenue will be earned once the contingencies have been satisfied. Retainers will be recorded as deferred revenue

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Inventory *(continued)*

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Inventory *(concluded)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restriction and securities with a limited market which have a measurable fair value using both observable and unobservable inputs. These securities are classified in Note 6 within Level 3 category and may include changes in fair value that were attributable to both observable and unobservable inputs. On December 31, 2021 the Company had a total of $91,628 of securities included with securities not readily marketable.

Income Taxes

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result does not allocate the consolidated amount of current and deferred tax expenses to the Company.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist exclusively of money market instruments at the clearing brokers.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $6,790,672 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .20 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The company was an underwriter of securities sold to a fund during 2021, with several executives and associates of the company who are also investors in the fund. The company has recorded commissions receivable of $473,800 as an asset on the Statement of Financial Position.

The Company leases office space and equipment under operating leases. The lease term for office space is five years with monthly payments of approximately $20,000. Lease expense for office space and equipment was approximately $254,000 for the year ended December 31, 2021.

See the following page for the components of lease expense for the year ended December 31, 2021.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

The components of lease expense for the year ended December 31, 2021 were as follows:

Operating lease costs:

Amortization of right-of-use assets	$ 243,366
Interest on operating lease liabilities	$ 5,024
Total operating lease costs	$ 248,390
Short-term lease costs	$ 16,842

Supplemental statement of financial condition at December 31, 2021, relating to leases:

Operating Leases:	
Right-of-use assets	$ 1,226,623
Accumulated amortization	$ 243,366
Right-of-use assets	$ 983,257

A discount rate of .40%, based on the 5 year treasury bond rate, was used to calculate the lease liability amount.

Year	Operating Lease
2022	243,127
2023	250,421
2024	257,934
2025	265,672
less interest	(25,852)
	$ 991,302

In July 2013 the Company entered into an agreement with the Parent to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2021, The Parent has an outstanding balance against this line of credit of $485,000 plus interest.

The Company has made advances to affiliates in the amount of $1,672,744 as of December 31, 2021. The Company has no amounts due to any other affiliates as of December 31, 2021. These advances are non-interest bearing and are due on demand.

During 2021 the company declared dividends payable to affiliates in the amount of $2,200,000. This amount has been paid and no other dividends have been declared to affiliates as of the date of this report.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of the securities changes subsequent to December 31, 2021.

The Company has deposits with and receivables from its clearing brokers. If the clearing brokers should cease business, these amounts could be subject to forfeiture. In addition, the Company had deposits in banks in excess of the FDIC insured amount of $250,000 which would be subject to loss should the bank cease operations. As of December 31, 2021, the Company $4,791,727 held in excess of the FDIC insured amount.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, due from affiliates, other receivables, prepaid expenses, accounts payable and accrued expenses, commissions, and salaries payable, and deferred income, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned and securities sold, not yet purchased by the Company are valued as described in Note 1.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2021
Securities owned, at fair value	$ 622,489	$ -	$ 91,628	$ 714,117
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2021.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within Level 3 category. As a result, the unrealized gains, and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2020	Net Transfers In and/or (Out) of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2021	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2021
Assets:							
Securities	$ 14,423	$ -	$ 77,205	$ -	$ -	$ 91,628	$ 103,523

Valuation technique and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2021, are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2021	Valuation Technique	Unobservable Inputs
Assets:		Third party pricing service	n/a
Securities	$ 91,628		

NOTE 6 – Series C Cumulative Preferred Stock

The Company was authorized to issue up to 60 shares, each with a stated value of $50,000 per share, with a par value of $.001 per share. Each shareholder of Preferred Stock C shall be entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to 12.5% of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. Dividends were declared and paid in January 2021 and July 2021 to all shareholders, calculated on a 365/366-day year. Total amount of dividends paid in 2021 was $123,625. Dividends were declared and paid in January 2022 in the amount of $61,812. All dividends in arrears have been paid thru the date of this report.

Each Certificate of Designation includes both a Call Option and Put Option. At anytime after the first fifteen (15) months following the Issuance Date of each share of Preferred Stock C, The Company shall be permitted to redeem such shares or the Shareholder shall be permitted to put back to the Company any shares. Extension have been approved by the Board of Directors and Shareholders extending the put option to no earlier than May 2022.

NOTE 7 - GLOBAL PANDEMIC AND PAYROLL PROTECTION LOAN

On May 1, 2020, the Company received loan in the amount of $814,572, to fund payroll and rent, under the Paycheck Protection Program ("the PPP Loan"). The PPP Loan and interest was forgiven in its entirety during 2021. The company has no amounts due to the U.S. Small Business Administration at December 31, 2021.

NOTE 8 - SUBORDINATED DEBT

On December 18, 2020, the Company entered into several temporary subordinated loan agreements with investors to increase its regulatory capital for investment banking uses. The Loan agreements totaled $1,195,000 and paid a fixed loan fee of 6.75%. These were FINRA approved loans and were due for repayment with interest no later than February 1, 2021. Early repayment was approved by FINRA and all amounts, including interest, were repaid to investors on January 12, 2021.

NOTE 9 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.